September 15, 2008

Mr. H. Christopher Owings, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, MS 3561

Washington, D.C. 20549

RE:	Publix Super Markets, Inc.

Form 10-K for fiscal year ended December 29, 2007

2008 Definitive Proxy Statement on Schedule 14A

Form 10-Q for the period ended March 29, 2008

File No. 000-00981

Dear Mr. Owings:

This letter is in response to your letter dated August 13, 2008. In its letter dated August 14, 2008, the Company requested an extension until September 15, 2008 to respond to your comments and received verbal approval of this extension from Ronald Alper. Your letter provides comments regarding certain disclosures contained in the Publix Super Markets, Inc. (the Company) Form 10-K for the fiscal year ended December 29, 2007 and Form 10-Q for the quarter ended March 29, 2008. This letter is intended as a response to each of your comments. Proposed changes or additions to the applicable disclosures are in bold.

Form 10-K for the Fiscal Year Ended December 29, 2007

Business, page 1

Merchandising and manufacturing, page 1

1.	Please expand your discussion to provide the information required under Item 101(c)(1)(i) of Regulation S-K pertaining to your major merchandise categories for each of the last three fiscal years.

The Company will revise its future filings to expand its discussion and disclose the major merchandise categories for each of the last three fiscal years. The Company expects to modify the language as follows:

Merchandising and manufacturing

The Company sells grocery, health and beauty care, general merchandise, pharmacy, floral and other products and services. The percentage of consolidated sales by merchandise category for 2008, 2007 and 2006 was as follows:

	Percentage of Sales
	2008	2007	2006
Grocery		85%	85%
Other		15%	15%

		100%	100%

The Company’s lines of merchandise include a variety of nationally advertised and private label brands, as well as unbranded grocery merchandise such as produce, meat and seafood. The Company receives the food and non-food products it distributes from many sources. These products are delivered to the supermarkets through Company distribution centers or directly from the suppliers and are generally available in sufficient quantities to enable the Company to adequately satisfy its customers. Approximately 70% of the total cost of products purchased is delivered to the supermarkets through the Company distribution centers. The Company believes that its sources of supply of these products and raw materials used in manufacturing are adequate for its needs and that it is not dependent upon a single supplier or relatively few suppliers. Private label items are produced in the Company’s dairy, bakery and deli manufacturing facilities or are manufactured for the Company by outside suppliers.

The Company has experienced no significant changes in the kinds of products sold or in its methods of distribution since the beginning of the fiscal year.

Risk Factors, page 2

2.	We note that most of your risk factor subheadings merely state facts about your business rather than describing the risk that is being discussed. Please revise your risk factor subheadings generally to ensure that they reflect the risk you describe in the text. See Item 503(c) of Regulation S-K.

The Company will revise the risk factor subheadings in its future filings to describe the business risk being discussed. The Company expects to modify the language as follows:

Competition, low profit margins and other factors –

Increased competition, low profit margins and other factors could adversely affect the Company.

Economic conditions –

General economic conditions that impact consumer spending could adversely affect the Company.

Labor intensive business –

Increased labor costs could adversely affect the Company.

Strategy execution –

Failure to execute on the Company’s core strategies could adversely affect the Company.

New supermarket growth –

Failure to identify and obtain or retain suitable supermarket sites could adversely affect the Company.

Information technology –

Failure to effectively integrate information technology applications or disruptions in these applications could adversely affect the Company.

Insurance –

Unexpected changes in the insurance market or factors affecting self-insurance reserve estimates could adversely affect the Company.

Product liability claims and adverse publicity –

Product liability claims, product recalls and the resulting unfavorable publicity could adversely affect the Company.

Environmental liability –

Unfavorable changes in, failure to comply with or increased costs to comply with environmental laws and regulations could adversely affect the Company.

Laws and regulations –

Unfavorable changes in, failure to comply with or increased costs to comply with laws and regulations could adversely affect the Company.

Legal proceedings –

Unfavorable results of legal proceedings could adversely affect the Company.

Market for the Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 10

(a)	Market Information, page 10

3.

We note your disclosure indicates that the market price of your common stock is determined by the Board of Directors based upon quarterly appraisals prepared by an independent appraiser. Because it would appear that you relied upon a third party in arriving at this data, please tell us the nature and extent of the independent appraiser’s involvement in the Board’s decision-making process. In doing so, please tell us whether the amounts disclosed reflect the appraiser’s valuation amounts or if the Board arrived at amounts that differ from the appraisers and, if so, tell us how they arrived at those amounts. Because this Form 10-K appears to be incorporated by reference into several registration statements on Form S-8, we are considering your response with a view to whether you should name the independent appraiser and provide a consent pursuant to Rule 436 of Regulation C.

As stated in Item 5 of the Company’s Form 10-K as of December 29, 2007, the market price of the Company’s common stock is determined by the Board of Directors (the Board) on a quarterly basis. From the perspective of the registration statements on Form S-8 referred to in your comment, the Company calls your attention to its Employee Stock Purchase Plan (ESPP). In the Summary Plan Description of the ESPP, the language related to the price of the Company’s shares is as follows:

The price of the shares bought under the Plan will be the fair market value of the Company’s common stock as of the end of the Company’s fiscal quarter immediately preceding a particular Offering Period. The market price is determined by the Board of Directors based upon appraisals prepared by an independent appraiser. The Board of Directors, however, retains the right to adjust the purchase price of stock made available under the Plan as necessary, in the sole discretion of the Board of Directors, to reflect the then current fair market value of the stock. The Board of Directors also has the discretion to determine the effective date of any such change in purchase price. If the Board of Directors does not specify an effective date, any change in purchase price will become effective for subscriptions to purchase received by the Company after the day of the Board action (unless postmarked before the day of the Board action).

The Company engages an appraiser to provide guidance on determining the price of the Company’s stock. However, as indicated in the ESPP Summary Plan Description, the Board retains the right to adjust the price of the stock as necessary.

The appraiser evaluates the Company’s stock by benchmarking the Company’s financial performance against comparable companies in the industry and considers relevant economic and market factors. Since the financial and market factors considered by the appraiser are similar to those used by the Company in valuing the stock, the Board has generally not set a stock price different than that of the appraiser. However, based on its records, the Company has determined that during the last fifteen years, there has been at least one interim stock price adjustment approved by the Board that was not the result of an appraisal. In addition, the Company has considered and discussed with its appraiser other potential stock price changes as significant events have occurred.

The Company will clarify in future filings the role of the Board and the appraiser. The Company is working on developing the language that might be most appropriate to reflect this clarification. However, due to the different roles of the Board and the appraiser, the Company does not believe it is appropriate to obtain a consent from the appraiser.

Selected Financial Data, page 13

4.	We note that you reflect a measure called gross profit in your tabular presentation. Please tell us, and disclose to your investors, the line item components from your consolidated statements of earnings that are used to derive this measure. Since the measure you call gross profit does not appear to equal your revenues less your cost of sales, please also tell us how you considered the guidance on Non-GAAP measures in Item 10(e) of Regulation S-K and the Staff’s related guidance titled “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.”

It appears that the SEC’s calculation of gross profit was determined by deducting cost of merchandise sold from total revenues, which includes other operating income as well as sales.

The gross profit measure included in the Company’s Selected Financial Data table is calculated by deducting cost of merchandise sold from sales as directly reported in the consolidated statements of earnings, in accordance with the definition of gross profit in Item 302(a)(1) of Regulation S-K. Therefore, the Company does not believe additional disclosure is necessary.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

Results of Operations, page 18

5.	We note that your analysis of sales only discusses changes in your supermarkets. Please tell us how you considered also analyzing any changes in your other lines of business, which we understand include convenience stores, liquor stores and Crispers restaurants, as we believe this would provide your readers with better insight into the factors that contributed to the total change in your revenues. Similarly, please tell us how you considered separately quantifying revenues from your supermarkets and each of these other lines of business within your footnotes to address the disclosure requirements of paragraph 37 of SFAS 131. If you did not address these other lines of business because you believe they are immaterial to your results, please quantify for us the revenues generated by these businesses to help us better understand your conclusion.

During 2005, 2006 and 2007, sales from all other lines of business combined represented less than 5% of total Company sales. Therefore, the Company’s sales and changes in sales from other lines of business are immaterial in relation to the consolidated financial statements as a whole and additional disclosure is not considered necessary.

6.	We note that you have quantified the increase in sales contributed by new supermarkets and the increase in sales from comparable store sales. Please provide more insight from management as to the underlying factors that resulted in these increases. For example, if your comparable store sales are increasing while your gross profit margin is remaining the same because the cost of food has increased but you were able to pass those increases along to your customers, you should clarify that. Additionally, for your new supermarkets, you should clarify why it appears that you opened twice as many net new stores in 2007 as you did in 2006, but revenues attributed to net new supermarkets only slightly increased.

Sales attributed to new supermarkets did not increase in the same proportion as net new supermarkets primarily due to the following factors.

1.	New supermarkets that are not replacement supermarkets are included in new supermarket sales, rather than comparable store sales, until the new supermarket has been open for at least one full year. Replacement supermarkets are included in comparable store sales at the time the supermarket opens. During 2007, there was a higher number of replacement supermarkets opened. Sales for those replacement supermarkets are included in the comparable store sales increase rather than the sales increase from new supermarkets.

•	Net new supermarkets for 2007 included 10 replacement supermarkets.

•	Net new supermarkets for 2006 included 6 replacement supermarkets.

2.	The number of new supermarkets disclosed is based on supermarkets opened during a fiscal year. New supermarket sales include sales for supermarkets that are open for less than one full year and therefore include sales from supermarkets opened during the prior fiscal year. New supermarket sales for 2006, when compared to new supermarket sales for 2007, included a higher amount of sales from supermarkets that were opened during the second half of the prior fiscal year. As mentioned previously, these sales from supermarkets opened during the second half of the prior fiscal year are considered in the new supermarket sales computation of the following year until the one year anniversary of the supermarket opening.

The Company will revise its future filings to provide more insight on the factors that resulted in comparable store sales increases and will provide more information on new supermarket sales. The Company expects to modify the language as follows:

Sales

Sales for 2007 were $23.0 billion as compared with $21.7 billion in 2006, an increase of $1,361.8 million or a 6.3% increase. Sales increased approximately $430.6 million or 2.0% from new supermarkets (excluding replacement supermarkets) and approximately $931.2 million or 4.3% from comparable store sales (supermarkets open for the same weeks in both periods, including replacement supermarkets). The increase in comparable store sales is primarily attributed to increases in retail pricing which are comparable to increases in product costs.

The underlined information is subject to change each period based on the applicable circumstances.

The Company will also revise its net cash used in investing activities section of the management discussion and analysis. The Company expects to modify the language as follows:

Net cash used in investing activities

Net cash used in investing activities was $852.3 million for the year ended December 29, 2007, as compared with $1,229.2 million and $1,001.4 million for the years ended December 30, 2006 and December 31, 2005, respectively. The primary use of net cash in investing activities was funding capital expenditures and net increases in investment securities.

During the year ended December 29, 2007, capital expenditures totaled $683.3 million. These expenditures were primarily incurred in connection with the opening of 34 net new supermarkets and remodeling 97 supermarkets. Net new supermarkets included 44 new supermarkets opened (including 10 replacement supermarkets) and 10 supermarkets closed (all of which were replacement supermarkets). Net new supermarkets added an additional 1.5 million square feet in the year ended December 29, 2007, a 3.7% increase. Expenditures were also incurred for new or enhanced information technology hardware and applications and emergency backup generators. For the same period, the payment for investments, net of the proceeds from the sale and maturity of such investments, was $176.8 million.

During the year ended December 30, 2006, capital expenditures totaled $481.2 million. These expenditures were primarily incurred in connection with the opening of 17 net new supermarkets and remodeling 58 supermarkets. Net new supermarkets included 29 new supermarkets opened (including six replacement supermarkets) and 12 supermarkets closed (including seven replacement supermarkets). Net new supermarkets added an additional 0.8 million square feet in the year ended December 30, 2006, a 2.0% increase. Expenditures were also incurred for new or enhanced information technology hardware and applications and emergency backup generators. For the same period, the payment for investments, net of the proceeds from the sale and maturity of such investments, was $765.2 million.

Critical Accounting Policies, page 21

7.	Please expand your critical accounting policies for investments, long-lived assets and self-insurance to focus on the assumptions and uncertainties that underlie the estimates made by management that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In your expanded disclosures, please address such issues as to how you arrive at your estimates of fair value, how accurate such estimates have been in the past, how much the estimates have changed in the past, and whether such estimates are reasonably likely to change in the future. You should also quantify the sensitivity of your estimates to change, based on other outcomes that are reasonably likely to occur and would have a material effect on your financial statements. Refer to Section V of our Release 33–8350.

In your comment related to critical accounting policies, you requested that the Company quantify the sensitivity of its investments to change, based on other outcomes that are reasonably likely to occur and would have a material effect on the financial statements. The Company provided such sensitivity analysis under Item 7A, “Quantitative and Qualitative Disclosures About Market Risk” but will also add this information to its critical accounting policies.

The Company will revise its future filing’s critical accounting policies for investments, long-lived assets and self-insurance. The Company expects to modify the language as follows:

Investments

The Company reviews its investments for other-than-temporary impairments based on criteria that include the extent to which cost exceeds market value, the duration of the market decline and the financial health of and prospects for the issuer. Factors indicating other-than-temporary impairments include issuer downgrade, default or bankruptcy. Historically, the Company’s estimates for other-than-temporary impairments have been reasonably accurate. If market or issuer conditions decline, the Company may incur future impairments.

The long-term investments at year end primarily consisted of state and municipality issued bonds and collateralized mortgage obligations with high credit ratings; therefore, the Company believes the credit risk is low. The Company purchases its long-term investments with the positive intent and ability to hold such investments to maturity. The Company believes a one percentage point change in long-term rates, or 100 basis points, would result in an immaterial unrealized gain or loss on its long-term investments. Since long-term investments are classified as available-for-sale, such a theoretical unrealized gain or loss would impact comprehensive earnings, but not net earnings or cash flows.

Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the net book value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the net book value of an asset to the future net undiscounted cash flows expected to be generated by the asset. An impairment loss is recorded for the excess of the net book value over the fair value of the asset impaired. The fair value is estimated based on expected discounted future cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell and are no longer depreciated.

The Company’s judgment regarding the existence of circumstances that indicate the potential impairment of an asset’s net book value is based on several factors, including the decision to close a supermarket or a decline in operating cash flows. The variability of these factors depends on a number of conditions, including uncertainty about future events and general economic conditions; therefore, the Company’s accounting estimates may change from period to period. These factors could cause the Company to conclude that a potential impairment exists and the applicable impairment tests could result in a determination that the value of long-lived assets is impaired, resulting in a write-down of the long-lived assets. The Company attempts to select supermarket sites that will achieve the forecasted operating results. To the extent the Company’s assets are maintained in good condition and the forecasted operating results of the supermarkets are achieved, it is relatively unlikely that future assessments of recoverability would result in impairment charges that would have a material effect on the Company’s financial condition and results of operations. There were no material changes in the estimates or assumptions related to the impairment of long-lived assets in 2007.

Self-Insurance

The Company has insurance coverage for losses in excess of the self-insurance limits for fleet liability, general liability and workers’ compensation claims. Historically, it has been infrequent for incurred claims to exceed these self-insurance limits.

Self-insurance reserves are established for health care, fleet liability, general liability and workers’ compensation claims. These reserves are determined based on actual claims experience and an estimate of claims incurred but not reported, including, where necessary, actuarial studies. The Company believes that the use of actuarial studies to determine self-insurance reserves represents a consistent method of measuring these subjective estimates. Actuarial projections of losses for general liability and workers’ compensation claims are discounted and subject to a high degree of variability. The causes of variability include, but are not limited to, such factors as future interest and inflation rates, future economic conditions, claims experience, litigation trends, benefit level changes and other factors. The Company believes a one percentage point change in the discount rate, or 100 basis points, would result in an immaterial change in the Company’s self-insurance reserves.

Financial Statements

Consolidated Statements of Earnings, page 30

8.	We note from your disclosure on page 38 that the “Other income, net” line item includes rent received from shopping center operations and the related expenses. Please explain to us in more detail what this rental income represents, including whether this is the sublease rental income seen in Note 8. With reference to the authoritative literature that you relied upon, please help us to understand how you determined that it was appropriate to classify this income and expense outside of your subtotal for operating profit.

Rental income from subleases within the supermarkets operated by the Company is considered part of the Company’s operations and therefore is included in “Other operating income” as part of total revenues.

Non-operating income and expenses are defined in Regulation S-X, Rule 5-03 as amounts earned from miscellaneous other income and amounts of miscellaneous income deductions, respectively. Rents received from shopping centers and the related expenses represent rent received from tenants that occupy other rental spaces within shopping centers owned by the Company. Since the shopping center rentals do not relate to the Company’s primary operations, the Company determined that reporting the related income and expenses as “Other income, net” better reflects the nature of its shopping center rental income. Operating and non-operating rental income is combined in the sublease rental income shown in Note 8.

Notes to Consolidated Financial Statements

(1)	Summary of Significant Accounting Policies, page 35

(f)	Inventories, page 35

9.	Please expand your disclosure to describe the nature of your inventories that are determined using the FIFO method and to explain why the LIFO method is preferable for certain inventories while the FIFO method is preferable for other inventories.

The Company will revise its disclosure to describe the nature and reason for valuing certain inventories using the FIFO method. The Company expects to modify the language as follows:

(f) Inventories

Inventories are valued at the lower of cost or market. The cost for 85% and 86% of inventories was determined using the dollar value last-in, first-out method as of December 29, 2007 and December 30, 2006, respectively. The cost of the remaining inventories was determined using the first-in, first-out (FIFO) method. The FIFO cost of inventory approximates replacement or current cost. The FIFO method is used to value manufactured, seasonal, certain perishable and other miscellaneous inventory items because of fluctuating costs and inconsistent product availability. The Company also reduces inventory for estimated losses related to shrink.

(k)	Self-Insurance, page 37

10.	Based on the disclosure in the last sentence of this accounting policy, it appears that you have stop-loss coverage for your self-insurance. If our understanding is correct, please quantify any limits to your exposure that are provided by your stop-loss coverage, as we believe this is important information to help your investors understand the potential liabilities associated with your self-insurance.

The Company will modify its disclosure on critical accounting policies for self-insurance, as described in the response to comment 7. The Company will also modify its disclosure in note 1(k) to clarify the impact of its self-insurance limits. The Company expects to modify the language as follows:

(k) Self-Insurance

Self-insurance reserves are established for health care, fleet liability, general liability and workers’ compensation claims. These reserves are determined based on actual claims experience and an estimate of claims incurred but not reported, including, where necessary, actuarial studies. Actuarial projections of losses for general liability and workers’ compensation claims are discounted. The Company has insurance coverage for losses in excess of the self-insurance limits for fleet liability, general liability and workers’ compensation claims. Historically, it has been infrequent for incurred claims to exceed these self-insurance limits.

(n)	Revenue Recognition, page 37

11.	Please tell us, and disclose to your investors, your accounting policy for sales returns and how you considered such returns when deciding to recognize revenue at the point of sale.

The Company’s sales return policy is to accept returns upon a customer’s request to maintain customer satisfaction. Because of the nature of the Company’s business, it is unlikely for sales returns to extend over a long timeframe. The Company has determined that after one week of the original purchase, items are generally not returned. Therefore, the Company has determined that sales returns are immaterial and such an allowance would not have a significant effect on the Company’s consolidated financial statements.

The Company will revise its future filings to clarify that sales returns are immaterial. The Company expects to modify the language as follows:

(n) Revenue Recognition

Revenue is recognized at the point of sale for retail sales. Customer returns are immaterial. Vendor coupons that are reimbursed are accounted for as sales. Coupons and other sales incentives offered by the Company that are not reimbursed are recorded as a reduction of sales.

(p)	Other Operating Income, page 37

12.	Please expand your discussion to clarify the manner by which you account for the revenue generated by your other operating activities. In this regard, we note that these activities appear to represent fees or commissions that you earn, as opposed to the sale of retail products discussed within Note 1(n). Refer to Question 1 of SAB Topic 13:B.

Revenue generated by other operating activities represents fees and commissions from the different types of services offered, including lottery sales, automated teller and vending machine services, among others.

EITF 99-19 “Reporting Revenue Gross as a Principal vs. Net as an Agent” (EITF 99-19) discusses whether revenue should be reported gross with a separate display of cost of sales to arrive at gross profit or on a net basis. The Company records revenues related to lottery commissions, automated teller transactions, commissions on licensee sales, check cashing fees, circulation commissions, money transfer fees and vending machine commissions on a net revenue basis as earned. Based on EITF 99-19, the Company has determined that it is appropriate to record these commissions on a net revenue basis since the Company is generally acting as an agent, the commission percentage for each service is fixed and there is no credit risk associated with processing these transactions.

The Company will revise its future filings to clarify its accounting for other operating income. The Company expects to modify the language as follows:

(p) Other Operating Income

Other operating income is recognized on a net revenue basis as earned. Other operating income includes income generated from other activities, primarily lottery commissions, automated teller transactions, commissions on licensee sales, check cashing fees, circulation commissions, money transfer fees and vending machine commissions.

Cost of Merchandise Sold, page 37

13.	Please disclose the amount of cooperative advertising allowances that was recognized as a reduction of cost of merchandise sold for each period presented. In your response, with reference to the authoritative literature that you relied upon, please tell us why these allowances are classified as reductions of cost of merchandise sold as opposed to advertising costs, which are presumably a component of the “operating and administrative expenses” line item on the face of your statement of earnings.

EITF 02-16 “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor” (EITF 02-16) addresses the accounting by a reseller for consideration received from a vendor. Issue 1 of EITF 02-16 addresses consideration received in the form of cooperative advertising. It indicates that vendor allowances should be treated as a reduction of the cost of the products and should, therefore, be characterized as a reduction of cost of sales when recognized in the reseller’s income statement. However, according to EITF 02-16, the allowance received would represent a reimbursement of advertising costs whenever it represents a reimbursement of a specific, incremental and identifiable cost incurred by the customer. The cooperative advertising allowances received by the Company do not meet the criteria for reimbursement of a specific, incremental and identifiable cost incurred by the Company. Therefore, the Company records these allowances as a reduction of the cost of merchandise sold in accordance with EITF 02-16.

The Company will revise its future filings to disclose the amount of its cooperative advertising allowances. The Company expects to modify the language as follows:

(q) Cost of Merchandise Sold

Cost of merchandise sold includes costs of inventory and costs related to in-store production. Cost of merchandise sold also includes inbound freight charges, purchasing and receiving costs, warehousing costs and other costs of the Company’s distribution network.

Vendor allowances and credits, including cooperative advertising allowances, received from a vendor in connection with the purchase or promotion of the vendor’s products, are recognized as a reduction of cost of merchandise sold as earned. These allowances and credits are recognized as earned in accordance with the underlying agreement with the vendor and completion of the earning process. Short-term vendor agreements with advance payment provisions are recorded as a current liability and are recognized over the appropriate period as earned according to the underlying agreement. Long-term vendor agreements with advance payment provisions are recorded as a noncurrent liability and are recognized over the appropriate period as earned according to the underlying agreement.

The amount of cooperative advertising allowances recognized as a reduction of cost of merchandise sold was $11,997,000, $11,051,000 and $10,233,000 for the years ended December 29, 2007, December 30, 2006 and December 31, 2005, respectively.

(8)	Commitments and Contingencies, page 46

(a)	Operating Leases, page 46

14.	We note from your disclosure that certain of your store leases include contingent rentals based on a percentage of sales in excess of stipulated minimums. Tell us and revise your disclosure to indicate if you include contingent rental payments in your calculation of straight-line rent where the achievement of the stipulated targets is deemed probable in accordance with paragraph 8 of EITF 98-09. If you have not included such contingent rents, please explain why not.

Contingent rentals (excess rent) are estimated based on the yearly sales projections for the specific locations with excess rent clauses included in their lease agreements. Each month, the estimated amounts of excess rent are amortized to rent expense on a straight-line basis, in accordance with paragraph 8 of EITF 98-09. The estimates, which have been reasonably accurate in the past, are adjusted to actual at the end of each year.

The Company will revise the operating leases footnote in future filings. The Company expects to modify the language as follows:

(a) Operating Leases

The Company conducts a major portion of its retail operations from leased premises. Initial terms of the leases are typically 20 years, followed by renewal options at five year intervals and may include rent escalation clauses. Minimum rentals represent fixed lease obligations, including insurance and maintenance, to the extent they are fixed in the lease. Contingent rentals represent payment of variable lease obligations, including real estate taxes, insurance, maintenance and, for certain premises, additional rentals based on a percentage of sales in excess of stipulated minimums (excess rent). The payment of variable real estate taxes, insurance and maintenance is generally based on the Company’s pro-rata share of total shopping center square footage. The Company recognizes rent expense for operating leases with rent escalation clauses on a straight-line basis over the applicable lease term. The Company estimates excess rent, where applicable, based on annual sales projections and uses the straight-line method to amortize this cost to rent expense. Additionally, the Company has operating leases for certain transportation and other equipment.

Controls and Procedures, page 49

15.	We note from your disclosure that your disclosure controls and procedures were effective in timely alerting your Chief Executive Officer and Chief Financial Officer to material information required to be included in your Securities and Exchange Commission filings. It appears that you have provided the context of a portion of the definition of controls and procedures as defined in Exchange Act Rule 13a-15(e). Please revise your disclosure to provide the entire definition of controls and procedures. In the alternative, you may conclude that your disclosure controls and procedures are “effective” or “ineffective” without providing any part of the definition of disclosure controls and procedures. This comment also applies to your Form 10-Q for the quarterly period ended March 29, 2008.

The Company will revise its disclosure controls and procedures language in future filings. The Company expects to modify the language as follows:

Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Exchange Act Rule 13a-15. Based upon this evaluation, the Chief Executive Officer and Chief Financial Officer each concluded that the Company’s disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms, and that such information has been accumulated and communicated to the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, in a manner that allows timely decisions regarding required disclosure. There have been no changes in the Company’s internal control over financial reporting identified in connection with the evaluation that occurred during the quarter ended December 29, 2007, that have materially affected, or are reasonably likely to materially affect, the internal control over financial reporting.

Form 10-Q for the Period Ended March 29, 2008

Management’s Discussion and Analysis, page 8

16.	We note your discussion of the recent liquidity issues related to the market for auction rate securities. Based on your disclosures here and in your footnotes, it appears that you neither recorded an unrecognized loss within accumulated other comprehensive income for your auction rate securities nor determined that these securities were other-than-temporarily impaired. If our understanding is correct, please help us to better understand your conclusions by responding to the following comments:

General ARS information

At the end of fiscal year 2007, the Company’s auction rate securities (ARS) totaled $132.5 million (27 issues). During February 2008, the Company’s ARS increased to $284.5 million (72 issues). The Company’s ARS at the end of the first quarter and second quarter of 2008 totaled $72.7 million (15 issues) and $31.1 million (seven issues), respectively.

As a result of market liquidity issues which caused failed ARS auctions, the Company decided to sell its ARS portfolio. All of the Company’s sales or issuer calls of ARS have been at cost with no gain or loss realized due to their high credit quality.

As of September 8, 2008, the Company held four ARS totaling $19.8 million. All of these ARS are investment grade securities with bond insurance. The Company has the ability to hold these ARS until their maturity in 2031 and 2033 or until the issuer calls the bond, whichever comes first. Furthermore, the current ARS portfolio represents less than 1% of the Company’s total investment portfolio (including other long-term investments).

Because of the Company’s past experience with its ARS portfolio and the immateriality of the remaining ARS, the Company does not believe it is necessary to expand its disclosures of ARS in future filings.

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Please tell us, and disclose to your investors, how often your securities have auctions, separately quantifying the amount of auction rate securities that you held at March 29, 2008 for each auction interval.

At different points in time, the Company has held ARS with rate resets of seven, 28 and 35 days. As of March 29, 2008, the Company had 15 ARS totaling $72.7 million. The ARS held as of March 29, 2008 had rate resets of seven and 35 days totaling $28.9 million and $43.8 million, respectively.

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Please tell us, and disclose to your investors, the nature of the collateral, including credit quality, on your auction rate securities. We note your references to the quality of these securities and their high credit ratings, but we are requesting more specific information.

As of September 8, 2008, the Company held four ARS totaling $19.8 million which are collateralized by AA- or better rated municipal bonds. A total of $9.8 million is also insured by the Municipal Bond Insurance Corporation (MBIA) and the remaining $10.0 million is insured by the American Municipal Bond Assurance Corporation (AMBAC). Similar credit quality and collateral existed for the ARS previously sold or called by the issuers.

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Please describe to us the outcome of all auctions that occurred during your first fiscal quarter, including clarifying whether all your securities had auctions within this quarter and the timing of which auctions were successful as opposed to those that failed. In this regard, we note your statement on page 8 that the auctions began failing in February, but it is unclear to us whether all of your securities experienced failed auctions, and it is unclear to us whether any of your securities had subsequent successful auctions within this quarter.

During the quarter ended March 29, 2008, the Company participated in 327 auctions for 72 ARS, of which 263 auctions were successful (or the issues were called) and 64 auctions failed. The 64 failures were related to 25 ARS. All 72 ARS had auctions during the first quarter of 2008. Of the 72 ARS, 47 had no failed auctions and 25 had at least one failed auction. Of the 25 ARS with at least one failed auction, six ARS had no successful auctions and represented 12 of the failures.

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Given the lack of liquid markets for your auction rate securities, please help us to understand how you calculated the fair value of these securities at March 29, 2008 to determine that no unrealized loss needed to be recorded. In this regard, based on your disclosures in Note 4, we assume that all such securities were evaluated using Level 2 methods, and we are requesting a reasonably detailed description of those methods and the underlying assumptions, including whether or not your valuations assumed an illiquidity adjustment to reflect current market conditions. Also tell us if you excluded the impact of reasonably available secondary market transactions or completed auction prices on the basis that they were considered “distress prices.” Please disclose more detail to your investors concerning how these securities are valued.

The underlying issuers of all the ARS the Company has held at any given time have had investment grade ratings. The fair value of the ARS has been consistently determined considering the credit worthiness of these underlying issuers and the value of similar type assets that the Company presently classifies as Level 2. Due to the successful reduction of the portfolio, the Company did not assume an illiquidity adjustment or consider any available secondary market prices. The Company’s valuation assumptions have been supported by the subsequent auctions or issuer calls in which all but the remaining four ARS, totaling $19.8 million, have been redeemed at full value. The Company also expects the remaining four ARS to be redeemed at full value.

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We note your statement that you have the ability to maintain these securities, and this was a factor in your conclusion that these securities were not impaired at March 29, 2008. Please tell us, and disclose in future filings, the maturity dates for these securities. Also clarify whether your reference to maintaining the securities indicates that you have the intent and ability to hold these securities until recovery or maturity, whichever comes first.

The Company has the ability to hold its remaining ARS until their maturity in 2031 and 2033 or until the issuer calls the bond, whichever comes first. As previously disclosed, these securities have high credit ratings and continue to pay interest in accordance with the terms of the underlying security. In addition, all of the Company’s prior sales or issuer calls of ARS have been at cost with no gain or loss realized.

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Please describe to us the results of any auctions for these securities subsequent to your fiscal quarter end. Also tell us whether you have sold any of these securities subsequent to your fiscal quarter end, and if so, please quantify, both the amount of securities sold and any gain or loss recorded for each such sale.

As mentioned previously, at the end of the first quarter, the Company had 15 ARS totaling $72.7 million. Subsequent to March 29, 2008, issuers called 11 ARS totaling $52.9 million. All of the Company’s ARS sales or issuer calls have been at cost with no gain or loss realized. There have been no purchases of ARS subsequent to March 29, 2008.

Conclusion

The Company understands that many companies have not had a similar experience with ARS. However, because of the Company’s past experience with its ARS portfolio and the immateriality of the remaining ARS, the Company does not believe it is necessary to expand its disclosures of ARS in future filings.

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this letter will resolve your comments on the Company’s Form 10-K for the fiscal year ended December 29, 2007 and Form 10-Q for the quarter ended March 29, 2008. If you have any additional questions or comments, please contact Tina Johnson at (863) 616-5771.

Sincerely,

/s/ David P. Phillips
David P. Phillips
Chief Financial Officer and Treasurer